aivana

FINANCIAL
STATEMENTS

For the period ended
July 31, 2025

Independent Accountant's Review Report

To the management of Aivana, Inc.:

We have reviewed the accompanying financial statements of Aivana, Inc., which comprise the balance sheet as of July 31, 2025, and the related statements of income, changes in stockholders' equity, and cash flows for the period from inception, February 20, 2025 through July 31, 2025, and the related notes. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the interim financial statements for them to be in accordance with accounting standards generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Aivana, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Christine Hoover, CPA
Tallahassee, FL
September 3, 2025

Table of Contents

Profit and Loss

	Total
INCOME	
Total Income	
GROSS PROFIT	**0.00**
EXPENSES	
Advertising & marketing	561.30
Social media	4,074.21
Total Advertising & marketing	**4,635.51**
AI & Data Providers	1,300.00
Contract labor	64,185.54
Domains & IP	1,029.64
General business expenses	0.00
Bank fees & service charges	95.00
Continuing education	28.52
Total General business expenses	**123.52**
Hosting & infrastructure	798.58
Interest paid	133.60
Legal & accounting services	130.00
Meals	101.09
Office expenses	
Printing & photocopying	122.35
Software & apps	3,641.56
Total Office expenses	**3,763.91**
Travel	
Hotels	142.55
Total Travel	**142.55**
Total Expenses	**76,343.94**
NET OPERATING INCOME	**-76,343.94**
NET INCOME	**$ -76,343.94**

Balance Sheet

As of July 31, 2025

	Total
ASSETS	
Current Assets	
Bank Accounts	
Mercury Checking •• 9020 - 2	12,003.84
Total Bank Accounts	**12,003.84**
Total Current Assets	**12,003.84**
Fixed Assets	
Domain Names	4,750.00
Total Fixed Assets	**4,750.00**
TOTAL ASSETS	**$16,753.84**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
C. YBARRA (6126) - 1	8,035.30
Total Credit Cards	**8,035.30**
Total Current Liabilities	**8,035.30**
Total Liabilities	**8,035.30**
Equity	
Additional paid in capital	76,462.48
Common stock	8,600.00
Retained Earnings	
Net Income	-76,343.94
Total Equity	**8,718.54**
TOTAL LIABILITIES AND EQUITY	**$16,753.84**

Statement of Cash Flows

February - July, 2025

	Total
OPERATING ACTIVITIES	
Net Income	-76,343.94
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Chase Credit Card	8,035.30
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**8,035.30**
Net cash provided by operating activities	**-68,308.64**
INVESTING ACTIVITIES	
Domain Names	-4,750.00
Net cash provided by investing activities	**-4,750.00**
FINANCING ACTIVITIES	
Additional paid in capital	85,062.48
Net cash provided by financing activities	**85,062.48**
NET CASH INCREASE FOR PERIOD	**12,003.84**
CASH AT END OF PERIOD	**$12,003.84**

Statement of Shareholders' Equity

February - July, 2025

	Common Stock, $1 Par	Paid-in Capital in Excess of Par	Retained Earnings	Treasury Stock	Total Stockholders' Equity
BALANCE ON JANUARY 1	$0.00	$0.00	$0.00	$0.00	$0.00
Issued shares for cash	$8,600.00	$76,462.48			$85,062.48
Purchase of treasury stock					$0.00
Net income			-$76,343.94		-$76,343.94
Cash dividends					$0.00
Stock dividends					$0.00
BALANCE ON JULY 31	$8,600.00	$76,462.48	-$76,343.94	$0.00	$8,718.54

Aivana, Inc.
Notes to the Financial Statements

Note 1.   Organization And Purpose

Aivana, Inc. ("the Company") was incorporated in the State of Delaware on February 20, 2025. The Company is a development stage enterprise focused on artificial intelligence software applications. The company has not generated revenue as of July 31, 2025 and has devoted substantially all efforts to product development, organizational activities, and fundraising.

Note 2.   Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") using the accrual basis of accounting. The Company's fiscal year ends on December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash is maintained in a Mercury business checking account and is subject to standard FDIC insurance limits. The Company's cash balance as of July 31, 2025 was $12,003.84.

Revenue Recognition

The Company applies ASC 606, Revenue from Contracts with Customers. Revenue is recognized when control of promised goods or services is transferred to customers, in an amount that reflects the consideration expected in exchange. As of July 31, 2025, the Company had not generated revenues.

Accounts Receivable

The Company had no accounts receivable as of July 31, 2025, as it had not yet generated revenues.

Property and Equipment

The Company did not hold any property or equipment requiring capitalization or depreciation as of July 31, 2025.

In 2025, the Company acquired a domain name for use in its business operations. The domain name is recorded at cost of $4,750 as an intangible asset. The domain name is considered to have an indefinite useful life and is not amortized. Instead, it is reviewed for impairment if events or changes in circumstances indicate that its carrying value may not be recoverable. As of July 31, 2025, the carrying amount of the domain name was $4,750, and no impairment losses have been recognized.

Aivana, Inc.
Notes to the Financial Statements

Income Taxes

The Company is a Delaware corporation subject to U.S. federal and state income taxes. No provision for income taxes has been recorded for the period ended July 31, 2025, as the Company incurred a net operating loss. Deferred tax assets resulting from such losses have not been recognized because management has determined it is not more likely than not that the benefits will be realized.

Note 3.   Liabilities

As of July 31, 2025, the Company's only recorded liabilities consisted of outstanding balances on its corporate credit card account, which were used to fund business operations. Management has confirmed that no other accounts payable, accrued expenses, loans, or contingent liabilities existed at period end.

Note 4.   Stockholders' Equity

As of July 31, 2025, the Company was authorized to issue 10,000,000 shares of common stock, par value $0.0001 per share. Of this amount, 8,600,000 shares were issued and outstanding, and 1,400,000 shares were reserved for issuance for an option pool.

Founder-paid business expenses and cash deposits during the period were recorded as Additional Paid-In Capital ("APIC"). No external capital was raised as of July 31, 2025.

Note 5.   Commitments and Contingencies

The Company had no outstanding leases, loan agreements, guarantees, or other commitments requiring disclosure as of July 31, 2025. The Company is not currently involved in any legal proceedings that are expected to have a material impact on its financial position or operations.

Note 6.   Related Party Transactions

Other than the founder's contributions of cash and the payment of business expenses on personal credit cards (subsequently recorded as APIC), the Company had no related party transactions during the period.

Note 7.   Subsequent Events

The Company evaluated subsequent events through September 3, 2025, the date the financial statements were available to be issued. The following material events occurred after July 31, 2025:

On August 4, 2025, the founder contributed an additional $12,000 of capital to the Company.

On August 5, 2025, the Company launched its beta product.

On August 13, 2025, the Company commenced a Regulation Crowdfunding ("Reg CF") campaign through Wefunder. As of August 23, 2025, community investors had reserved $103,358 across 53 commitments. No funds had closed as of the report date.

No events requiring adjustment to or disclosure in these financial statements have been identified, other than those described above.

Note 8.   Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company is a development-stage enterprise and has incurred cumulative net losses since inception. As of July 31, 2025, the Company had not generated revenues and had limited financial resources. These conditions raise substantial doubt about the Company's ability to continue as a going concern for a period of at least twelve months from the issuance date of these financial statements.

Management's plans to mitigate this uncertainty include raising additional capital through its Reg CF campaign launched in August 2025, pursuing other equity financing opportunities, and maintaining strict control over operating expenses until revenues are established. Management believes that successful fundraising will provide the liquidity necessary to continue operations and advance product development. However, there can be no assurance that such plans will be successful or sufficient to eliminate the going concern uncertainty.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.